                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 4)

                            Sunrise Preschools, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.01 Par Value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   867693103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Michael J. Connelly,
                      c/o Lepercq Capital Management, Inc.
                                 1675 Broadway,
                                  16th Floor,
                            New York, New York 10019
                                 (212) 698-0700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 December 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 867693103                                           PAGE 2 OF 10 PAGES


-------------------------------------------------------------------------------
                 (1)  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
                      OF ABOVE PERSON
                      LN Investment Capital Limited Partnership
-------------------------------------------------------------------------------
                 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)  /X/
                      (b)  / /
-------------------------------------------------------------------------------
                 (3)  SEC USE ONLY
-------------------------------------------------------------------------------
                 (4)  SOURCE OF FUNDS*
                      WC
-------------------------------------------------------------------------------
                 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)                   / /
-------------------------------------------------------------------------------
                 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
-------------------------------------------------------------------------------
                      (7)  SOLE VOTING POWER
                           0
   NUMBER OF          ---------------------------------------------------------
  SHARES BENE-        (8)  SHARED VOTING POWER
    FICIALLY               605,017
    OWNED BY          ---------------------------------------------------------
  EACH REPORT-        (9)  SOLE DISPOSITIVE POWER
   ING PERSON              0
      WITH            ---------------------------------------------------------
                      (10) SHARED DISPOSITIVE POWER
                           605,017
-------------------------------------------------------------------------------
                 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      605,017
-------------------------------------------------------------------------------
                 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                 / /
-------------------------------------------------------------------------------
                 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      18.7%
-------------------------------------------------------------------------------
                 (14) TYPE OF REPORTING PERSON*
                      PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3


                                  SCHEDULE 13D

CUSIP NO. 867693103                                           PAGE 3 OF 10 PAGES


--------------------------------------------------------------------------------
                 (1)  NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Michael J. Connelly
--------------------------------------------------------------------------------
                 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)  /X/
                      (b)  / /
--------------------------------------------------------------------------------
                 (3)  SEC USE ONLY
--------------------------------------------------------------------------------
                 (4)  SOURCE OF FUNDS*
                      AF
--------------------------------------------------------------------------------
                 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)       / /
--------------------------------------------------------------------------------
                 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
--------------------------------------------------------------------------------
   NUMBER OF          (7)  SOLE VOTING POWER               0
  SHARES BENE-
                      ----------------------------------------------------------
    FICIALLY          (8)  SHARED VOTING POWER             1,040,055
    OWNED BY
                      ----------------------------------------------------------
  EACH REPORT-        (9)  SOLE DISPOSITIVE POWER          0
   ING PERSON
                      ----------------------------------------------------------
      WITH            (10) SHARED DISPOSITIVE POWER        1,040,055
--------------------------------------------------------------------------------
                 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON 1,040,055
--------------------------------------------------------------------------------
                 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                      / /
--------------------------------------------------------------------------------
                 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      30.3%
--------------------------------------------------------------------------------
                 (14) TYPE OF REPORTING PERSON
                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 867693103                                           PAGE 4 OF 10 PAGES


--------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      Lepercq Investment Limited Partnership-II
--------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)    /x/
                      (b)    / /
--------------------------------------------------------------------------------
                 (3)  SEC Use Only
--------------------------------------------------------------------------------
                 (4)  Source of Funds
                      WC
--------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)   N/A         / /
--------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      Delaware
--------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ----------------------------------------------------------
    ficially          (8)  Shared Voting Power       435,038
    Owned by
                      ----------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ----------------------------------------------------------
      With            (10) Shared Dispositive Power  435,038
--------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person 435,038
--------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares                      / /
--------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      13.8%
--------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 867693103                                           Page 5 of 10 pages





NOTE: This Amendment No. 4 supplements Items 1, 2, 3, 4, 5, 6 and 7 of the Statement dated April, 13, 1990, Amendment No. 1 thereto dated May 17, 1990, Amendment No. 2 thereto dated November 27, 1991 and Amendment No. 3 thereto dated January 1, 1993 (together, the "Statement") filed by (i) LN Investment Capital Limited Partnership, a Delaware limited partnership ("LNIC"), (ii) Lepercq Investment Limited Partnership-II, a Delaware limited partnership ("LIP-II"), (iii) LN Investment Capital Limited Partnership-II, a Delaware limited partnership ("LNIC-II"), and (iv) Michael J. Connelly ("Connelly"), with respect to the common stock, $.01 par value (the "Common Stock"), of Sunrise Preschools, Inc., a Delaware corporation. LNIC and LIP-II are hereinafter referred to as the "Surviving Reporting Partnerships." Information contained in this Amendment No. 4 reflects a decrease in the surviving Reporting Partnerships' ownership of Common Stock resulting from open market sales pursuant to an S-3 Registration.

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Amendment No. 4 and the Statement relate is the Common Stock of Sunrise Preschools, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9128 East San Salvador Drive, Scottsdale, Arizona 85258.

Item 2.  Identity and Background.

         This Amendment No. 4 and the Statement to which it relates are filed on behalf of each of the Surviving Reporting Partnerships and Connelly.

         Each of the Surviving Reporting Partnerships is organized under the laws of the State of Delaware. The principal business of each of the Surviving Reporting Partnerships is the acquisition and holding of securities for investment and the production of income. The principal business office of each of the Surviving Reporting Partnerships is located at 1675 Broadway, New York, New York 10019. The general partners of each of the Surviving Reporting Partnerships are (i) Connelly and (ii) LN General Partners, a New York partnership ("LNGP"); LNGP and Connelly are hereinafter referred to collectively as the "General Partners"). Connelly is the managing general partner of LNGP and of each of the Surviving Reporting Partnerships.

         Connelly's business address is 1675 Broadway, New York, New York 10019. Connelly's present principal occupation of employment is President of Lepercq Capital Management Incorporated, a Delaware corporation ("LCM"). The principal business of LCM is to manage the investment and income producing activities of the Surviving Reporting Partnerships and to provide management and consulting services to companies in which the Reporting Partnerships have made investments. Connelly is a citizen of the United States.

CUSIP NO. 867693103                                           Page 6 of 10 pages




         LNGP was organized under the laws of the State of New York and its business and principal offices are located at 1675 Broadway, New York, New York 10019. The principal business of LNGP is to hold its general partnership interest in the Surviving Reporting Partnerships.

         During the last five years, none of Connelly, LNGP, either of the Surviving Reporting Partnerships nor LNIC-II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On April 6th, 1995, LNIC and LIP-II exercised warrants to purchase 291,450 and 208,550 shares, respectively, of common stock of the Company. The exercise price was $1 per share. LNIC funded its purchase out of cash reserves on hand. In addition, LNIC provided a loan of $208,550 to LIP-II, so that LIP-II could fund its purchase.

Item 4.  Purposes of the Transaction.

         The General Partners determined to effect the sale of securities to recognize capital gains on their holdings of Common Stock.

         The Surviving Reporting Partnerships intend to continue to review their investments in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Surviving Reporting Partnerships may determine to increase or decrease their respective investments in the Company by acquiring additional Common Stock or other equity securities of the Company, or by disposing of all or a portion of the Common Stock, Series B Preferred Stock, or other equity securities of the Company that they may own.

         None of LNGP, Connelly nor either of the Surviving Reporting Partnerships has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 867693103                                           Page 7 of 10 pages


Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, LNIC beneficially owns, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, (the "Act"), 605,017 shares of Common Stock, constituting, to the best of the knowledge of LNIC, 18.7% of the issued and outstanding shares of Common Stock (such amount includes 291,450 shares of Common Stock issuable upon the conversion of Series B Preferred Stock).

         As of the date hereof, LIP-II beneficially owns, for purposes of Rule 13d-3 under the Act, 435,038 shares of Common Stock, constituting, to the best knowledge of LIP-II, 13.8% of the issued and outstanding shares of Common Stock (such amount includes 208,550 shares of Common Stock issuable upon the conversion of Series B Preferred Stock.)

         Connelly, as managing general partner of LNGP and the Surviving Reporting Partnerships, may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by the Surviving Reporting Partnerships.

         As of the date hereof, the Surviving Reporting Partnerships and Connelly, constituting a "group" within the meaning of Section 13(d) (3) of the Act, collectively own 1,040,055 shares of Common Stock, constituting, to the best of the knowledge of the members of the group, approximately 30.3% of the issued and outstanding shares of Common Stock (such amount includes 500,000 shares of Common Stock issuable upon the conversion of Series B Preferred Stock). Each of the members of the group and LNGP disclaims beneficial ownership of the shares of Common Stock which are not owned directly by such person.

         (b) The Surviving Reporting Partnerships and Connelly, as the managing general partner of the Surviving Reporting Partnerships, have the shared power to vote and dispose of the shares of Series B Preferred Stock and Common Stock owned by the Surviving Reporting Partnerships.

         (c) Over the past 60 days LNIC sold 12000, 6000, 1800, and 9000 shares of Common stock on November 30th, December 8th, 13th and 20th, respectively. LIP-II sold 8000, 4000, 1200, and 6000 shares of Common Stock on November 30th, December 8th, 13th and 20th, respectively.

                  Prior thereto, but subsequent to amendment No. 3, LNIC sold 3000, 3000, 6900 and 1500 shares of Common Stock on October 2nd, 13th, 26th and 30th, respectively. On these same dates, LIP-II sold 2000, 2000, 4600 and 1000 shares of Common Stock, respectively.

         (d)      Not applicable.

         (e)      Not applicable.

CUSIP NO. 867693103                                           Page 8 of 10 pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth in Exhibit 9 to this Amendment No. 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among LNGP, Connelly, the Surviving Reporting Partnerships and any other person with respect to any securities of the Company including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 9.           Joint Filing Agreement dated as of
                              January 30, 1996 by and among LNIC, LIP-II and Connelly.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated:   January 30, 1996

                                   LN INVESTMENT CAPITAL LIMITED
                                   PARTNERSHIP

                                   By       /s/ Michael J. Connelly
                                            ---------------------------
                                            Michael J. Connelly,
                                            Managing General Partner


                                   LEPERCQ INVESTMENT LIMITED
                                   PARTNERSHIP-II

                                   By:      /s/ Michael J. Connelly
                                            ---------------------------
                                            Michael J. Connelly
                                            Managing General Partner

                                   By:      /s/ Michael J. Connelly
                                            ---------------------------
                                            Michael J. Connelly

CUSIP NO. 867693103                                           Page 9 of 10 pages




                                INDEX TO EXHIBITS

Exhibit           Description                                            Page
-------           -----------                                            ----

9                 Joint Filing Agreement dated as of                     10
                  January 30, 1996 by and among
                  LNIC, LIP-II and Connelly

CUSIP NO. 867693103                                          Page 10 of 10 pages




                             JOINT FILING AGREEMENT

         The undersigned agree that the Amendment No. 4 to the Statement on
Schedule 13D to which this Agreement is attached and any amendments thereto are filed on behalf of each one of them.

Date:    January 30, 1996


                                        LN INVESTMENT CAPITAL
                                        LIMITED PARTNERSHIP


                                        By:      /s/ Michael J. Connelly
                                                 -----------------------
                                                 Michael J. Connelly,
                                                 Managing General Partner


                                        LEPERCQ INVESTMENT LIMITED
                                        PARTNERSHIP-II


                                        By:      /s/ Michael J. Connelly
                                                 -----------------------
                                                 Michael J. Connelly,
                                                 Managing General Partner


                                        /s/ Michael J. Connelly
                                        -----------------------
                                        Michael J. Connelly